1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

June 10, 2016

VIA EDGAR

Mr. James O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,593

Dear Mr. O’Connor:

This letter responds to your comments, as supplemented by our telephone conversation on May 18, 2016, with respect to post-effective amendment (“PEA”) number 1,593 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares MSCI EAFE ESG Select ETF, previously known as iShares MSCI EAFE ESG ETF, (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on May 16, 2016. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: According to the Fund’s principal investment strategies, the Underlying Index is composed of companies that have “positive environmental, social and governance characteristics”. Please disclose how the Fund’s and the Underlying Index’s investments have positive environmental social and governance characteristics and the process for determining whether an investment meets these criteria. For example, how does a telecommunications or consumer staples investment have such characteristics?

Response: The Trust has clarified under the Fund’s principal investment strategies the Index Provider’s methodology for selecting companies with positive ESG characteristics. Specifically, the Trust has added the following disclosure:

The Index Provider begins with the Parent Index, excludes securities of companies involved in the business of tobacco and controversial weapons companies, as well as securities of companies involved in very severe business controversies (as determined by the Index Provider), and then follows a quantitative process that is designed to determine optimal weights for securities to maximize exposure to securities of companies with higher ESG ratings, subject to maintaining risk and return characteristics similar to the Parent Index. For each industry, the Index Provider identifies key ESG issues that can turn into unexpected costs for companies in the medium to long term. The Index Provider then calculates the size of each company’s exposure to each key issue based on the company’s business segment and geographic risk and analyzes the extent to which companies have developed robust strategies and programs to manage ESG risks and opportunities. Using a sector-specific key issue weighting model, companies are rated and ranked in comparison to their industry peers.

As described above, the Index Provider evaluates key ESG issues with respect to each sector. For example, in the telecommunications sector, the Index Provider evaluates the extent to which a company has developed robust strategies to address privacy and data security, as well as access to communications.

Comment 2: Please clarify what is meant by “Components of the Underlying Index primarily include consumer discretionary, financials and industrials companies”. For example, is more than 50% of the Underlying Index currently comprised of these sectors?

Response: The Trust has disclosed the Fund’s “top three” sectors based on the percentage of exposure of the sector in the Underlying Index. The “top three” sectors do not necessarily represent more than 50% of the Underlying Index.

Comment 3: Please disclose that because the Fund’s underlying securities trade on an exchange that is closed when the securities exchange on which Fund shares list and trade is open, there are likely to be deviations between the current pricing of an underlying security and stale security pricing (i.e., the last quote from its closed foreign market), likely resulting in premiums or discounts to NAV that may be greater than those experienced by other ETFs.

Response: The Trust respectfully calls the Staff’s attention to “National Closed Market Trading Risk”, which is listed as a principal risk of the Fund and which includes disclosure substantially similar to the language requested above.

Comment 4: Please replace the second sentence of “Authorized Participant Concentration Risk” with the following:

The Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”) on an agency basis (i.e., on behalf of other market participants). To the extent that those APs exit the business or are unable to process creation and/or redemption orders, and no other AP is able to step forward to create and redeem in either of these cases, Fund shares may possibly trade at a discount to NAV. The Authorized Participants Concentration Risk may be heightened because international ETFs often require APs to post collateral, which only certain APs are able to do.

Response: The requested change, with certain modifications, has been made.

Comment 5: Please add a large-capitalization companies risk if investing in large-capitalization companies is a principal investment strategy of the Fund.

Response: As of April 20, 2016, the Underlying Index is comprised of 90% large capitalization companies. Therefore, the Trust has added large-capitalization companies risk as a principal risk of the Fund.

Comment 6: Please add risks of investing in Asian and European countries as principal risks of the Fund.

Response: The Trust respectfully notes that Asian Economic Risk and European Economic Risk are currently specified as a principal risk under the risk titled “Non-U.S. Securities Risk” in the summary prospectus and the details of each risk is disclosed in the statutory prospectus.

Comment 7: In the section “Performance Information” of the summary prospectus, if updated performance of the Fund will be available, please add the additional disclosure that is required by Item 4(b)(2)(i) of Form N-1A, which explains that updated performance information is available and provides a website address and/or toll-free (or collect) telephone number where the updated information may be obtained.

Response: The Trust confirms that updated performance on the Fund will not be available as the Fund has not yet launched.

Comment 8: Please move “Australasian Economic Risk” to the “principal risks” section of the prospectus.

Response: The Trust respectfully declines to make this change as the Trust does not currently consider “Australasian Economic Risk” as a principal risk for the Fund since the Underlying Index was composed of only 7.3% Australasian securities as of April 20, 2016.

Comment 9: We suggest that you consider adding a statement to the back cover of the prospectus that the prospectus and the SAI are available from the financial intermediary (such as a broker-dealer or bank) through which shares of the Fund may be purchased or sold. As you note, the prospectus delivery exemption of Section 4(a)(3) of the 1933 Act is not available as a result of Section 24(d) of the Investment Company Act. Please also include the required information about prompt delivery. See Instructions 2 and 3 to Item 1(b) of form N-1A.

Response: The Trust respectfully declines to add the language discussed in Instructions 1 and 2 to Item 1(b), but will consider adding the language in the future. The Trust notes that including this information on the back cover page is not required by Form N-1A, as Instruction 1 to Item 1(b) states that a Fund “may indicate,” if applicable, that the SAI and other information is available from a financial intermediary through which shares of the Fund may be purchased or sold, and Instruction 2 to Item 1(b) states the timing of which the information must be sent to an investor after it has been requested; it does not state that disclosure of that timing is required. The Trust further notes that the SAI contains language noting that the prospectus delivery exemption of Section 4(a)(3) of the Securities Act is not available as a result of Section 24(d) of the Investment Company Act.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre
Marisa Rolland
Katherine Drury
Michael Gung
Seong Kim